September 9, 2009

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:        Brinx Resources Ltd.
Form 10-K for Fiscal Year Ended October 31, 2008
Filed January 29, 2009
File No. 333-102441

Dear Mr. Hiller:

On behalf of Brinx Resources Ltd. (the “Company”), we are responding to the comments of the Staff in its letter dated July 22, 2009 and comments received on August 14, 2009.

Form 10-K for Fiscal Year Ended October 31, 2008

Controls and Procedures, page 20

1.
It does not appear that your management has completed its assessment of internal control over financial reporting as of October 31, 2008.  Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf.

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
September 9, 2009

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d)of the Securities Exchange Act of 1934 (Securities Act Release 8810/Financial Reporting Release 77).  You can find this release at http://www.sec.gov/rules/interp/2007/33-8810.pdf.

•	The “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  We propose to amend Item 9A as follows:

ITEM 9A.       CONTROLS AND PROCEDURES.

Evaluation Of Disclosure Controls And Procedures

Disclosure controls and procedures, as defined in Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act is accumulated and communicated to our sole officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Rule 15d-15 under the Exchange Act, requires us to carry out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2008, being the date of our most recently completed fiscal year end.  This evaluation was ~~implemented~~conducted under the supervision and with the participation of our sole officer, Leroy Halterman.  Based on this evaluation, Mr. Halterman concluded that the design and operation of our disclosure controls and procedures are not effective since the following material weaknesses exist:

•
We rely on external consultants for the preparation of our financial statements and reports.  As a result, our sole officer may not be able to identify errors and irregularities in the financial statements and reports.

•
We have a sole officer who is also a director.  Our board of directors consists of only two members.  Therefore, there is an inherent lack of segregation of duties and a limited independent governing board.

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
September 9, 2009

•	We rely on an external consultant for administration functions, some of which do not have standard procedures in place for formal review by our sole officer.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 15d-15(f) under the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our sole officer has assessed the effectiveness of our internal controls over financial reporting as of October 31, 2008.  In making this assessment, management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In conducting his evaluation, our sole officer considered advice from our Independent Registered Public Accounting Firm, Chisholm, Bierwolf & Nilson, LLC (“Chisholm”) that based on several minor corrections to our financial statements and related disclosures proposed by Chisholm, there ~~is a~~ may be weaknesses in our internal controls over financial reporting.  Specifically, the following deficiencies are noted:

•	We do not have an Audit Committee. Although we are not legally required to have one, this means that we do not have entity control over our financial statements.

•	While our external consultants provide sufficient documentation of our financial statements preparation and review procedures, our sole officer must rely on such documentation.

•
We do not have proper segregation of duties for the preparation of our financial statements, resulting in journal entries being prepared and approved by the same person and lack of entity control over the preparation of financial statements.

~~Additionally, although we are not required to segregate the principal executive officer and principal financial officer functions and we are not required to have an audit committee, Chisholm considered the fact that our sole officer serves in both of these functions and that we do not have an audit committee as dispositive in providing its advice to our sole officer.~~  As a result of ~~this material weakness~~ these deficiencies in our internal controls, our sole officer concluded further that the design and operation of our disclosure controls and procedures ~~were~~ may not be effective and that our internal control over financial reporting was not effective.

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
September 9, 2009

Our sole officer also considered various mitigating factors in making his determination.  ~~There were no changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of evaluation.  Further,~~ Our sole officer also noted that we are still evaluating and implementing changes in our internal controls in response to the requirements of Sarbanes Oxley §404.  During fiscal 2009, we will continue to implement appropriate changes as they are identified, including changes to remediate material weaknesses in our internal controls.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of our internal controls during our last fiscal quarter, our sole officer has concluded that there were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended October 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2.	We note that you have included various representations and terms in your disclosures under this heading that are not consistent with the current reporting requirements.

For example, you discuss “internal controls” without differentiating between “disclosure controls and procedures” and “internal control over financial reporting.”  These terms are defined in Rules 15d-15(e) and 15d-15(f) of Regulation 15D; the related disclosure requirements are prescribed under Items 307 and 308 of Regulation S-K.

In addition, your disclosure indicting there were no changes in internal controls subsequent to the date of your evaluation, appears to relate to an earlier requirement that has been replaced with a requirement that has been replaced with a requirement for disclosure about changes in internal control over financial reporting during the most recently completed fiscal quarter.  We see that you have the new disclosure while continuing to include the outdated disclosure.

Finally, you describe a material weakness in your internal control over financial reporting that was identified in conjunction with your evaluation of the effectiveness of your disclosure controls and procedures.  You are required to conduct evaluations of both “disclosure controls and procedures” and “internal control over financial reporting” to comply with Rules 15d-15(b) and 15d-15(c) of Regulation 15D.

Response:  We believe that the disclosure as proposed in Item 9A above addresses the concerns noted above.

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
September 9, 2009

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

General

3.	Please correct the reporting in the interim reports filed subsequent to your annual report as necessary to comply with the applicable portions of the preceding comments.

Response:  We propose to amend Item 4 as follows in our Form 10-Q for the quarters ended January 31, 2009 and April 30, 2009:

Item 4.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act is accumulated and communicated to our sole officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Rule 15d-15 under the Exchange Act, requires us to carry out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of April 30, 2009, being the date of our most recently completed fiscal quarter end.  This evaluation was implemented under the supervision and with the participation of our sole officer, Leroy Halterman.  Based on this evaluation, Mr. Halterman concluded that the design and operation of our disclosure controls and procedures are not effective since the following material weaknesses exist:

•
We rely on external consultants for the preparation of our financial statements and reports.  As a result, our sole officer may not be able to identify errors and irregularities in the financial statements and reports.

•
We have a sole officer who is also a director.  Our board of directors consists of only two members.  Therefore, there is an inherent lack of segregation of duties and a limited independent governing board.

•	We rely on an external consultant for bookkeeping functions, some of which do not have standard procedures in place for formal review by our sole officer.

~~In conducting his evaluation, our sole officer considered advice from our Independent Registered Public Accounting Firm, Chisholm, Bierwolf & Nilson, LLC (“Chisholm”) that based on several corrections to our financial statements and related disclosures proposed by Chisholm, there is a material weakness in our internal controls over financial reporting.  Additionally, although we are not~~

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
September 9, 2009

~~required to segregate the principal executive officer and principal financial officer functions and we are not required to have an audit committee, Chisholm considered the fact that our sole officer serves in both of these functions and that we do not have an audit committee as dispositive in providing its advice to our sole officer.  As a result of this material weakness in our internal controls, our sole officer concluded further that the design and operation of our disclosure controls and procedures were not effective.~~

~~Our sole officer also considered various mitigating factors in making his determination.  There were no changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of evaluation.  Further, our sole officer also noted that we are still evaluating and implementing changes in our internal controls in response to the requirements of Sarbanes Oxley §404.  During fiscal 2009, we will continue to implement appropriate changes as they are identified, including changes to remediate material weaknesses in our internal controls.~~

Changes in Internal Controls Over Financial Reporting

In connection with the evaluation of our internal controls during our last fiscal quarter, our sole officer has concluded that there were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended April 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Cc:	Brinx Resources Ltd.
Chisholm, Bierwolf & Nilson, LLC